Exhibit 5.1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this registration statement of Enbridge Inc. (the “Corporation”) and Enbridge Finance Company Inc. on Form F-10 (the “Registration Statement”) of our report to the shareholders of the Corporation on the consolidated statements of financial position of the Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, comprehensive income, shareholder’s equity and cash flows of the Corporation for each of the years in the three year period ended December 31, 2007, including the “Supplemental United States GAAP Disclosures”, and the effectiveness of internal control over financial reporting as of December 31, 2007. Our report is dated February 20, 2008.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

July 29, 2008